

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2012

Via Email
Eric S. Sprott
Chief Executive Officer
Sprott Physical Platinum & Palladium Trust
Suite 2700, South Tower
Royal Bank Plaza, 200 Bay Street
Toronto, Ontario, Canada M5J 2J1

> **Re: Sprott Physical Platinum & Palladium Trust**
> **Registration Statement on Form F-1**
> **Filed January 13, 2012**
> **File No. 333-179017**

Dear Mr. Sprott:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

2.   Throughout your prospectus, you include market data provided by Johnson Matthey, RBC, and other sources. Please provide us with copies the relevant portions of any study, report or book that you cite or on which you rely as well as the sources for the charts presented. Please mark the materials to specifically identify the portions that support your disclosure. The requested information should be filed as EDGAR

correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process. Lastly, please confirm that the industry reports or studies that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file consents for the parties providing such data as exhibits to the registration statement.

3.   The Office of International Corporation Finance is also reviewing this registration statement and may have comments in the future.

Glossary of Selected Terms, page ii

4.   The disclosure under this heading is not appropriate for the forepart of the prospectus. Please relocate this disclosure to the body of the prospectus so that it does not precede the risk factors section.

Prospectus Summary, page 2

5.   We note the disclosure of the various advantages of investing in the units throughout the summary. If you chose to retain this disclosure in the prospectus summary, please balance it with disclosure summarizing the most significant disadvantages and risks of investing in the units. We note your cross-reference at the bottom of page 11; however, your summary risk factor disclosure should be equally as prominent as your discussion of the advantages of investing in the units.

6.   We note your disclosure on page 12 that a limited portion of the gain (equal to the electing U.S. holder's *pro rata* share of any capital gain recognized by the Trust upon the distribution of the physical platinum and palladium bullion to the electing U.S. Holder) will be taxable to the electing U.S. Holder at a maximum rate of 28% under current law if the Trust held the physical platinum and palladium bullion for more than one year. Please add similar disclosure to your related discussion on page 2 in the "Potential Tax Advantage for Certain U.S. Investors" paragraph.

7.   Refer to the "Benefits of Investing in Platinum and Palladium" paragraph on page 2. Please explain what you mean by the statement that platinum and palladium have "uncertain supply fundamentals and strong demand fundamentals."

The Offering, page 4

Redemption of Units for Physical Platinum and Palladium Bullion, page 5

8.   Refer to the fourth sentence in the "Redemption of Units for Physical Platinum and Palladium Bullion" section on page 5. Please clarify that by "*based on* the relative

proportion of the value of such metal held by the Trust" [emphasis added] you mean directly proportionate.

9. In the penultimate sentence on page 5, please provide an estimate of the redemption expenses to be borne by the redeeming Unitholder. Please make this same revision to your related disclosure on page 11.

Summary of Fees and Expenses, page 10

10. In the Management Fee section, please disclose the estimated Canadian taxes that will apply, to the extent material.

11. Please disclose whether Operating Expenses include fees payable to the custodians and sub-custodians, as well as to the Trustee. If so, please break those fees out separately. Please make a similar revision to your fees and expenses disclosure on page 31.

Material Tax Considerations, page 12

12. Refer to the fourth paragraph in this section. Please clarify, if accurate, that an electing U.S. Holder will recognize these gains regardless of whether or not the U.S. Holder has redeemed its Units.

Risk Factors, page 14

13. Please consider adding risk factor disclosure related to the expense and difficulty of redeeming units for physical platinum and palladium or advise us why such disclosure is not necessary. We note your related disclosure at the bottom of page 5.

"An investment in the Trust will yield long-term gains …," page 14

14. Please include an analysis that enables investors to determine what type of gains the Trust will need to achieve to cover the Trust's expenses. Please include in this analysis any charges that may impact investors, such as redemption and delivery costs.

Expenses of the Offering, page 33

15. Please disclose the offering expenses incurred as of the most recent, practicable date.

Conflicts of Interest of the Manager, page 51

16. Please disclose the percentage of time you expect your Manager to allocate to your business.

17.   Please tell us whether any of your Manager's other funds or managed accounts also invest in or hold physical platinum or palladium.

Redemption of Units, page 58

18.   Please tell us whether the trust or any other group or entity has the authority to amend the terms of the redemption program and, if so, the process through which this can be done.

Computation Net Asset Value, page 85

19.   Please include a sample calculation of NAV of the trust.

Certain Transactions, page 92

20.   We note from your disclosure on page 93 that additional services may be provided by the manager and must be on terms that are generally no less favorable to the Trust than those available from arm's length parties for comparable services. Please clarify who will be responsible for determining that the terms are favorable and how such determination will be made.

21.   Please expand to clarify the types of additional services that could be rendered.

Underwriting, page 109

22.   Please expand your disclosure in the last full paragraph on page 109 to describe the other services that have been provided by the underwriters or their affiliates.

Part II – Information Not Required In The Prospectus, page II-1

Item 6. Indemnification of Directors and Officers, page II-1

23.   Please include the disclosure required by Item 702 of Regulation S-K or advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale, Attorney-Advisor, at (202) 551-3402 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief

Cc: Anthony Tu-Sekine, Esq.
        Seward & Kissel LLP